INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

March 4, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the EuroPac International Value Fund, EuroPac International Bond Fund, EuroPac International Dividend Income Fund, EP Asia Small Companies Fund, EP Latin America Fund, EP Gold Fund, and EP China Fund (the “Euro Pacific Funds”)

Ladies and Gentlemen:

This letter is in response to the additional comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 2, 2015, regarding the Registrant’s registration statement filed with the Commission on February 27, 2015, on Form N-1A with respect to the Euro Pacific Funds, each a series of the Registrant, and the corresponding response letter (the “Initial Response”) filed with the Commission on February 27, 2015.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 614 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies
1.	In response to comment numbers 2, 8, 11 and 16 in the Initial Response, the following definition of “non-U.S. companies” was added, “The advisor considers a company to be a non-U.S. company if (1) the company is organized under the laws of a country, or has its principal office in a country, other than the United States; (2) at the time of investment, the company derived a significant portion of its total revenues during its most recent completed fiscal year from business activities outside of the United States; or (3) the company's equity securities are traded principally on stock exchanges or over-the-counter markets outside of the United States.” Define “significant portion” as used in the foregoing definition.

Response:  The Registrant has revised the disclosure as follows:

“The Fund will invest primarily in non-U.S. companies.  The advisor considers a company to be a non-U.S. company if (1) the company is organized under the laws of a country, or has its principal office in a country, other than the United States; (2) at the time of investment, the company derived at least 50% of its total revenues during its most recent completed fiscal year from business activities outside of the United States; or (3) the company's equity securities are traded principally on stock exchanges or over-the-counter markets outside of the United States.”

EuroPac International Dividend Income Fund

Financial Highlights
2.	The Financial Highlights for the EuroPac International Dividend Income Fund are not included in the Prospectus. The Financial Highlights should be added and the prospectus should be filed as quickly as possible with a new consent by the Funds’ registered public accounting firm (a “Consent”) under Rule 485(b).

Response:  The Registrant has added the EuroPac International Dividend Income Fund’s Financial Highlights to the Prospectus, and has included the revised prospectus, together with a new Consent, in the Amendment.

Performance
3.
The SAI should include at least two years of audited financial statements of the predecessor fund and such financial statements should comply with Regulation S-X, including full schedule of investments and financial highlights.

Response:  The Registrant confirms that the EuroPac International Dividend Income Fund has audited financial statements as of October 31, 2014 and therefore is not required to include audited financials statements of the predecessor fund to the SAI.
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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust

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